nexa VOTE

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas.

X

Extraordinary General Meeting Proxy Card

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A **Proposals — The Board of Directors recommends a vote FOR Proposals 1 – 3.**

	For	Against	Abstain
1.	☐	☐	☐
2.	☐	☐	☐
3.	☐	☐	☐

1UPX 509397

03HG5C

1. Approve the amendment to article 5.12 of the articles of association of the Company to be read as set out in the agenda.
2. Approve the amendments to article 6 of the articles of association of the Company to be read as set out in the agenda.
3. Approve the amendment to article 7.2 of the articles of association of the Company to be read as set out in the agenda.

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting of Shareholders to Be Held on August 27, 2021:

Information is now available regarding the Extraordinary General Meeting of Shareholders at https://ir.nexaresources.com/shareholdersmeeting

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — Nexa Resources S.A.

This proxy is solicited by the Board of Directors for use at Nexa Resources S.A.'s Extraordinary General Meeting of Shareholders on August 27, 2021 or any postponement(s) or adjournment(s) thereof.

The undersigned, having read the Convening Notice and Proxy Statement, dated July 27, 2021, receipt of which is acknowledged hereby, does hereby appoint Mr. Alexandre Druta or Ms. Tracy Adam or Elvinger Hoss Prussen, société anonyme, acting through any of its representatives, including Me Karl Pardaens and Me Cristina Beniog, each acting individually and with full power of substitution, for and in the name of the undersigned, to vote and act at the Extraordinary General Meeting of Shareholders of Nexa Resources S.A. (the "Company") to be held at 3:00 p.m. Luxembourg time on August 27, 2021 at the Company's registered office at 37A Avenue J. F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg, and at any postponement(s) or adjournment(s) thereof, with respect to all of the common shares of the undersigned, standing in the name of the undersigned or with respect to which the undersigned is entitled to vote or act at the Extraordinary General Meeting of Shareholders, with all of the powers that the undersigned would possess if personally present and acting as set forth on the reverse side hereof.

This proxy, when properly executed and returned in a timely manner, will be voted in the manner directed on the reverse side hereof. If you submit a proxy but do not direct how your shares will be voted, the individuals named as proxies will vote your shares "FOR" each of the other proposals identified herein. It is not expected that any other matters will be brought before the Extraordinary General Meeting of Shareholders. If, however, other matters are properly presented, the individuals named as proxies will vote in accordance with their discretion with respect to such matters.

(Items to be voted appear on reverse side.)

B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
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